SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 31, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated May 31, 2011: Nokia lowers Devices & Services second quarter 2011 outlook and updates full year 2011 outlook

STOCK EXCHANGE RELEASE

May 31, 2011

Nokia lowers Devices & Services second quarter 2011 outlook and updates full year 2011 outlook

Published May 31, 2011

Nokia Corporation

Stock exchange release

May 31, 2011 at 15:00 (CET +1)

Espoo, Finland - Nokia today commented on factors impacting its business and updated its second quarter and full year 2011 outlook for Devices & Services. During the second quarter 2011, multiple factors are negatively impacting Nokia’s Devices & Services business to a greater extent than previously expected. These factors include:

• the competitive dynamics and market trends across multiple price categories, particularly in China and Europe;

• a product mix shift towards devices with lower average selling prices and lower gross margins; and

• pricing tactics by Nokia and certain competitors.

Updated outlook for Devices & Services for the second quarter 2011:

• Nokia now expects Devices & Services net sales to be substantially below its previously expected range of EUR 6.1 billion to EUR 6.6 billion for the second quarter 2011. This update is primarily due to lower than previously expected average selling prices and mobile device volumes.

• Nokia now expects Devices & Services non-IFRS operating margin to be substantially below its previously expected range of 6% to 9% for the second quarter 2011. This update is primarily due to lower than previously expected net sales. While visibility is very limited, Nokia’s current view is that second quarter 2011 Devices & Services non-IFRS operating margin could be around breakeven.

Updated outlook for Devices & Services for the full year 2011:

• Given the unexpected change in our outlook for the second quarter, Nokia believes it is no longer appropriate to provide annual targets for 2011. However, Nokia expects to continue to provide short-term quarterly forecasts in its interim reports as well as annual targets when circumstances allow it to do so.

• Nokia’s previous targets for the third quarter, fourth quarter, and full year 2011 were: 1) Net sales in Devices & Services to be at approximately the same level in the third quarter 2011 as in the second quarter 2011, and seasonally higher in the fourth quarter 2011, compared to the third quarter 2011; 2) Devices & Services non-IFRS operating margin to be between 6% and 9% in 2011.  These targets are no longer valid.

Nokia is taking immediate action to address the issues that are impacting its Devices & Services business. Nokia’s high-level strategic objectives and targets remain unchanged.

• Nokia is continuing to invest to bring new innovative capabilities to its Symbian line up. In addition, Nokia has taken price actions on its current smartphone portfolio, and Nokia is intensifying its focus on retail point-of-sales marketing.

• Nokia started shipping its new dual-SIM devices last week.

• Nokia remains pleased with its progress on its Windows Phone strategy, and has increased confidence that the first Nokia product with Windows Phone will ship in the fourth quarter 2011.

• Nokia remains committed to its target to reduce its Devices & Services non-IFRS operating expenses by EUR 1 billion for the full year 2013, compared to the full year 2010, and plans to implement these reductions as quickly and effectively as possible.

• After the transition, Nokia continues to target Devices & Services net sales to grow faster than the market and Devices & Services non-IFRS operating margin to be 10% or more.

“Strategy transitions are difficult. We recognize the need to deliver great mobile products, and therefore we must accelerate the pace of our transition,” said Stephen Elop, president and CEO of Nokia. “Our teams are aligned, and we have increased confidence that we will ship our first Nokia product with Windows Phone in the fourth quarter 2011.”

Nokia will provide its second quarter results and more details when it reports its Q2 2011 results on July 21, 2011.

Nokia will be hosting a conference call at 13:30 UK time (8:30 EST). The dial-in number for media (listen only - the question and answer session will be limited to financial analysts and investors only) is +1 706 634 5012. Conference ID: 72156605.

The dial-in number for financial analysts and investors is US: +1 888 636 1561. Conference ID: 72156605. UK: +44 1452 560 299. Conference ID: 72175614.

A replay of the call will be available soon after the call completion. The replay number is US: +1 800 642 1687. Conference ID: 72156605. UK: +44 1452 55 0000. Conference ID: 72175614.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23)

our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions ‘s networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2011		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate & Securities, Legal & IP